September 25, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sondra Snyder, Jenifer Gallagher and Ken Schuler

Re:	Intrepid Potash, Inc.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed March 7, 2023
File No. 001-34025

Ladies and Gentlemen:

Reference is made to the comment letter (the “Comment Letter”), dated September 15, 2023, from the staff of the U.S. Securities and Exchange Commission regarding the above captioned filing of Intrepid Potash, Inc. (the “Company”).

Pursuant to our discussion with Ms. Snyder on September 25, 2023, on behalf of our client, the Company respectfully requests an extension to respond to the Comment Letter and currently expects to respond on or about October 16, 2023.

Please contact me at (303) 291-2374 if you have any questions regarding this matter.

Sincerely,

/s/ Ned A. Prusse
Ned A. Prusse
Perkins Coie LLP

cc:       Matthew Preston, Chief Financial Officer, Intrepid Potash, Inc.